Filed Pursuant to Rule 433
Registration No. 333-228471
December 20, 2019

The following information is a Summary of Material Modifications to the LNL Agents’ 401(k) Savings Plan Summary Plan Description/Prospectus as well as a Notice of Changes relating to certain investment options under the LNL Agents’ 401(k) Savings Plan (the “Plan”).  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

Effective as of January 1, 2020, the Plan Sponsor intends to make the following changes to the Plan:

Hardship Withdrawals

(Adding an eighth bullet point under the first paragraph on page 27 of the SPD/Prospectus)

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expenses for the repair of damage to your principal residence that would qualify for the casualty deduction under Code section 165, determined without regard to Code section 165(h)(5) and whether the loss exceeds 10% of adjusted gross income.

(The first bullet point under the second paragraph on page 28 of the SPD/Prospectus)

➢	you must have first taken all distributions (other than hardship distributions) currently available under all plans that we and our affiliates maintain; and

Investment Fund Changes:

Effective January 28, 2020, the Macquarie Diversified Income CIT will change from Class A (formerly Class 36) to a newly created Class B.  The good news is that this fund class change will result in lower fees!  Any asset balances you have in, or contribution elections going to, Macquarie Diversified Income CIT Class A (formerly Class 36) will automatically map (or transfer) during the period described below to the new Macquarie Diversified Income CIT Class B so you do not need to take any action.

NEW FUND Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
Macquarie Diversified Income CIT Class B (556070308)	0.30%	$3.00	0.30%	$3.00	10.39% *	3.40% *	3.70% *	11/1/2019
REMOVED FUND Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
Macquarie Diversified Income CIT Class A - formerly Class 36 (24610F150)	0.36%	$3.60	0.36%	$3.60	10.39%	3.40%	3.70%	6/29//2011**
Average annual returns provided are representative of performance as of September 30, 2019.

* All performance shown prior to the Macquarie Diversified Income Trust Class B inception is that of the Class 36 (now Class A) and Class 45. Past performance is no guarantee of future results. All periods longer than one year are annualized.
** Macquarie Diversified Income Trust Class 36 (now Class A) commenced operations on 12/31/15. The inception date of the Macquarie Diversified Income Trust Class 45 was 6/29/2011.

If you do not wish for an automatic mapping of these assets, please keep in mind that you can change your investment elections on your own at any time.  If you have assets in the fund being removed, you can transfer the balance of that fund to any alternative funds available under the Plan by initiating a transfer prior to 4:00 p.m. Eastern on January 27, 2020.  In addition, you can make changes to your future contribution elections for the fund being removed.  Please log on to your account at LincolnFinancial.com or visit LincolnFinancial.com/RetirementInfoCenter for more information on the available fund options.  Of course, you could also wait until after the automatic mapping occurs if you wish to exchange funds or change where your future contributions are invested.

Any transactions requested on January 28, 2020 (such as fund transfers, loans, or distribution transactions) will not be processed while the fund change is being made but will process normally once the fund change is completed.  Your account will remain fully invested during the change.

If you are also a participant in any of Lincoln’s non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same fund change will impact the non-qualified plans at the same time.

Note:   This Summary of Material Modifications/Notice of Changes also supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) you received regarding certain plan and investment-related information (see charts 1 and 3 of the Fee Disclosure Notice).  A copy of the most recent Fee Disclosure Notice is available on One (Important Notices/Annual Notices) or you can request a copy by contacting the Lincoln Customer Contact Center at 800-234-3500.

Questions?

If you have any questions about these changes, or would like to change your investment and contribution elections under the Plan, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. Eastern) or log on to your account at LincolnFinancial.com.  For more information about the Plan, please review the applicable Summary Plan Description (SPD).

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.

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